UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22875
Investment Company Act File Number

The 504 Fund
(exact name of registrant as specified in its charter)

Delaware	46-4014640
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

1741 Tiburon Drive
Wilmington, North Carolina	28403
(Address of principal executive offices)	(Zip Code)

(910) 247-4880
(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent fiscal year ended June 30, 2016.

On August 23, 2016, the Registrant’s Board of Trustees (the “Board”) accepted the resignation of Mark A. Elste, who served as the Registrant’s Chairman, President, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. The Board, including the Audit Committee of the Board, is in the process of finalizing the appointments of individuals to serve in the officer positions vacated by Mr. Elste’s resignation. As a result, it is impractical for the Registrant to transmit to shareholders its annual shareholder report for the period ended June 30, 2016 (the “Annual Report”) or to file the Form N-CSR for the period ended June 30, 2016 (the “Form N-CSR”) within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Annual Report to shareholders by August 29, 2016 and to file the Form-NCR by September 8, 2016. The Registrant respectfully requests that the date for transmission of the Annual Report to shareholders be extended to September 13, 2016 and the date for filing the Form N-CSR be extended to September 23, 2016.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II
OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Christopher M. Cahlamer, Esq.
Godfrey & Kahn, S.C.
833 East Michigan, Suite 1800
Milwaukee, WI 53202
(414) 287-9338

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

THE 504 FUND

By:	/s/ Jordan M. Blanchard
Jordan M. Blanchard
Secretary

Date: August 29, 2016